UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

National American University Holdings, Inc.
(Name of Issuer)
Common Stock, par value $0.0001
(Title of Class of Securities)
63245Q105
(CUSIP Number)
Robert D. Buckingham
5301 S. Highway 16, Suite 200
Rapid City, SD 57701
Telephone: (605) 721-5220
With a copy to:
Mark Williamson, Esq.
JC Anderson, Esq.
Gray Plant Mooty
500 IDS Center
Minneapolis, MN 55402
Telephone: (612) 632-3379
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 23, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	63245Q105

1	NAMES OF REPORTING PERSONS Robert D. Buckingham

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		18,780,000 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		18,780,000 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,780,000 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

77.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	63245Q105

1	NAMES OF REPORTING PERSONS Robert D. Buckingham Living Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

South Dakota

	7	SOLE VOTING POWER

NUMBER OF		4,319,400 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,319,400 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,319,400 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	63245Q105

1	NAMES OF REPORTING PERSONS H. & E. Buckingham Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

South Dakota

	7	SOLE VOTING POWER

NUMBER OF		14,460,600 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		14,460,600 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,460,600 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

59.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	63245Q105
Item 1. Security and Issuer.
This statement relates to shares of the Common Stock, par value $0.0001 per share, of National American University Holdings, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 5301 S. Highway 16, Suite 200, Rapid City, SD 57701.
Item 2. Identity and Background.

1)	(a)	Robert D. Buckingham

	(b)	Address:	5301 S. Highway 16, Suite 200
Rapid City, SD 57701

	(c)	Principal Business:	Chairman of the Board of Directors of
National American University Holdings, Inc.

	(f)	Citizenship:	United States

2)	(a)	Robert D. Buckingham Living Trust, a trust formed under the laws of South Dakota.

	(b)	Address:	5301 S. Highway 16, Suite 200
Rapid City, SD 57701

	(c)	Principal Business:	Investments

3)	(a)	H. & E. Buckingham Limited Partnership

	(b)	Address:	5301 S. Highway 16, Suite 200
Rapid City, SD 57701

	(c)	Principal Business:	Investments
No person described herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
No person described herein has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
On November 23, 2009, Camden Learning Corporation (“Camden”) and Dlorah, Inc., a South Dakota corporation (“Dlorah”) consummated the merger of Dlorah Subsidiary, Inc., a newly formed Delaware corporation and wholly-owned subsidiary of Camden (“Merger Sub”), with and into Dlorah, with Dlorah surviving as a wholly-owned subsidiary of Camden (the “Transaction”), pursuant to the terms of an Agreement and Plan of Reorganization, dated August 7, 2009, as amended and restated in its entirety as of August 11, 2009, and as further amended by that certain Amendment No. 1 to the Amended and Restated Agreement and Plan of Reorganization, dated October 26, 2009, by and among Camden, Merger Sub and Dlorah.
Prior to the Transaction, the Robert D. Buckingham Living Trust and H. & E. Buckingham Limited Partnership were holders of equity interests of Dlorah (“Security Holders”), and as consideration for the Transaction, the Security Holders of Dlorah, in exchange for their Dlorah equity interests, received: (i) 100,000 shares of Class A Common Stock, with each share of Class A Common Stock being convertible at any time subsequent to November 30, 2009 and automatically converting into 157.3 shares of Common Stock on November 23, 2011, (ii) 2,800,000 newly issued Common Stock purchase warrants, which may be exercised on a “cashless basis” at an exercise price of $5.50 per share at any time after November 23, 2009 and on or prior to November 22, 2011, and (iii) 250,000 shares of restricted Common Stock, par value $0.0001 per share, which would not be tradable until the Common Stock trades at or above $8.00 per share for 60 consecutive trading days. Robert D. Buckingham is the trustee of Robert D. Buckingham Living Trust, and is the general partner of H. & E. Buckingham Limited Partnership.
Item 4. Purpose of Transaction.
The securities disclosed herein were acquired for investment purposes. Other than Mr. Buckingham’s capacity as Chairman of the Board of Directors of the Issuer, no person described herein has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as set forth herein.
Item 5. Interests in Securities of the Issuer.
(a) The following list sets forth the aggregate number and percentage (based on 24,373,605 shares of Common Stock outstanding as reported in the Issuer’s Form 8-K, dated November 30, 2009) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of November 30, 2009:

		Percentage of Shares of
		Common Stock
Name	Shares of Common Stock Beneficially Owned	Beneficially Owned

Robert D. Buckingham	18,780,000 Shares (1),(2),(3)	77.1%

Robert D. Buckingham Living Trust	4,319,400 Shares (1)	17.7%

H. & E. Buckingham Limited Partnership	14,460,600 Shares (2)(3)	59.3%

CUSIP No.	63245Q105
(b) Robert D. Buckingham, by virtue of being the trustee of Robert D. Buckingham Living Trust and the general partner of the H. & E. Buckingham Limited Partnership may be deemed to have sole power to vote and to dispose of 18,780,000 shares of Common Stock, representing approximately 77.1% of the outstanding Common Stock.
Robert D. Buckingham Living Trust has sole power to vote and to dispose of 4,319,400 shares of Common Stock, representing approximately17.7% of the outstanding Common Stock.
H. &. E. Buckingham Limited Partnership has the sole power to vote and to dispose of 14,460,600 shares of Common Stock, representing approximately 59.3% of the outstanding Common stock.
(c) The only transaction in the Issuer’s Common Stock that was effected by Mr. Buckingham is that described in this Schedule 13D.
(d) Not applicable.
(e) Not applicable.

1	Includes 4,319,400 shares of Common Stock held in the Robert D. Buckingham Living Trust, for which Mr. Buckingham serves as sole trustee.

2	Includes 14,460,600 shares of Common Stock held in the H. & E. Buckingham Limited Partnership, of which Mr. Buckingham is the general partner.

3	The reporting person disclaims beneficial ownership of these securities except to the extent of his equity interest therein.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and any person with respect to any securities of the Issuer.
Item 7. Material to be Filed as Exhibits.
Joint Filing Agreement by and among Robert D. Buckingham, Robert D. Buckingham Living Trust, and H. & E. Buckingham Limited Partnership, dated December 3, 2009.
SIGNATURE
After reasonable inquiry and to the best of his/its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule is true, complete and correct.
Dated: December 3, 2009

/s/ Robert D. Buckingham
Robert D. Buckingham

ROBERT D. BUCKINGHAM LIVING TRUST
By:	/s/ Robert D. Buckingham
Robert D. Buckingham, Trustee

H. & E. BUCKINGHAM LIMITED PARTNERSHIP
By:	/s/ Robert D. Buckingham
Robert D. Buckingham, General Partner

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).